1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            ☐  Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No. 45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Mike Ma, Spokesperson
Taiwan, 30056	mikema@spil.com.tw
www.spil.com.tw	+886-4-25341525#7890

To declare related matters of Advanced Semiconductor Engineering, Inc.

to propose a tender offer for SPIL’s common shares and ADRs

Announcement Entity: Siliconware Precision Industries Co., Ltd.

Announcement Date: December 30, 2015

Taichung, Taiwan — December 30, 2015 — Siliconware Precision Industries Co., Ltd. (Taiwan Stock Exchange: 2325.TT, NASDAQ:SPIL) (the “Company”) announced today that it has formally received the Public Tender Offer Prospectus and relevant documents from Advanced Semiconductor Engineering, Inc. (Taiwan Stock Exchange: 2311.TT, NASDAQ:ASX) (“ASE”) to acquire up to 24.71% of the common shares and/or American depositary shares of the Company.

In accordance with Articles 14, paragraph 1 and 14-1 of the Regulations Governing Public Tender Offers for Securities of Public Companies, the Company will, within ten (10) days after its receipt of the copy of the Public Tender Offer Report Form, the Public Tender Offer Prospectus, and other relevant documents, hold meetings of the Review Committee and the Board of Directors, and have the prescribed particulars publicly announced.

For more details, please refer to the Public Tender Offer Prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date:	December 30, 2015	By:	/s/ Ms. Eva Chen

Eva Chen

Chief Financial Officer